UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

HAGERTY, INC.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock	405166117
Warrants to Acquire Shares of Class A Common Stock	405166125
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Diana Chafey
Chief Legal Officer and Corporate Secretary
121 Drivers Edge
Traverse City, Michigan 49684
(800) 922-4050
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Kevin Criddle
Andrew Ledbetter
DLA Piper LLP (US)
2525 East Camelback Road, Suite 1000
Phoenix, Arizona 85016
(480) 606-5100

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed by Hagerty, Inc., a Delaware corporation (the “Company,” “us,” or “we”), on June 3, 2024 (as amended, the “Schedule TO”). This Schedule TO relates to an offer by the Company to all holders of the Company’s outstanding public warrants (the “Public Warrants”), private warrants (the “Private Warrants”), underwriter warrants (the “Underwriter Warrants”), OTM Warrants (the “OTM Warrants” and together with the Private Warrants and the Underwriter Warrants, the “Private Placement Warrants”) and PIPE warrants (the “PIPE Warrants” and, together with the Public Warrants and the Private Placement Warrants, the “Warrants”), each to purchase shares of the Company’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.20 shares of Class A Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange (the “Prospectus/Offer to Exchange”), dated July 1, 2024, a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent, a copy of which is attached hereto as Exhibit (a)(1)(B).
Concurrently with the Offer, we solicited consents (the “Consent Solicitation”) from holders of the Warrants to amend (i) that certain warrant agreement governing the Public Warrants and the Private Placement Warrants, dated as of April 8, 2021, by and between the Company (as successor to Aldel Financial Inc. (“Aldel”)) and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (the “IPO Warrant Amendment”), and (ii) that certain warrant agreement governing the PIPE Warrants, dated as of December 2, 2021, by and between the Company and CST (the “Business Combination Warrant Amendment” and together with the IPO Warrant Amendment, the “Warrant Amendments”), to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.
The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to include a press release issued by the Company on July 3, 2024 announcing the results of the Offer.
Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO and the Prospectus/Offer to Exchange remains unchanged and is hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO and the Prospectus/Offer to Exchange.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:
The Offer and Consent Solicitation expired one minute after 11:59 p.m., Eastern Time, on July 2, 2024. The Company has been advised that (i) 5,019,278 Public Warrants, or approximately 87.3% of the outstanding Public Warrants, (ii) 1,561,381 Private Placement Warrants, or approximately 98.4% of the outstanding Private Placement Warrants and (iii) 11,850,300 PIPE Warrants, or approximately 97.6% of the outstanding PIPE Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer. The Company began the settlement and exchange of such Warrants, each for 0.2 shares of the Company’s Class A Common Stock, on July 5, 2024. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately (i) 87.3% of the outstanding Public Warrants and 98.4% of the outstanding Private Placement Warrants, and (ii) 97.6% of the outstanding PIPE Warrants, each of which exceeds the consent required to effect the respective Warrant Amendments. Accordingly, on July 3, 2024, the Company and CST entered into the Warrant Amendments. The Company then exercised its right created by the Warrant Amendments to require the exchange (the “Post-Offer Exchange”) of each remaining outstanding Warrant for 0.18 shares of Class A Common Stock and has fixed 5:00 p.m. Eastern time on July 22, 2024 as the exchange date for the Post-Offer Exchange.
On July 3, 2024, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed herewith as Exhibit (a)(5)(ii) and is incorporated herein by reference.

Item 12. Exhibits.
(a)Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on July 1, 2024).
(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)(i)	Press Release, dated June 3, 2024 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on June 3, 2024).
(a)(5)(ii)	Press Release, dated July 3, 2024 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K, filed with the SEC on July 5, 2024).
(b)	Not applicable.
(c)	Not applicable
(d)(i)
Business Combination Agreement, dated as of August 17, 2021, by and among Aldel Financial Inc. Aldel Merger Sub LLC and The Hagerty Group, LLC (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 18, 2021).

(d)(ii)
Third Amended and Restated Certificate of Incorporation of the Company, dated December 2, 2021 (incorporated by reference to Exhibit 3.1 of the Company’s Amendment No.3 to Form S-1 (File No. 333-261810), filed with the SEC on January 20, 2023).

(d)(iii)	Amended and Restated By-Laws of the Company, dated December 2, 2021 (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(iv)
Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company dated June 23, 2023 (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on June 23, 2023).

(d)(v)	Form of Class A Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(vi)	Form of Class V Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(vii)	Form of Warrant Certificate of the Company (incorporated by reference to Exhibit 4.3 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(viii)
Warrant Agreement, dated April 8, 2021, between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K (File No. 333-253166), filed with the SEC on April 13, 2021).

(d)(ix)
Warrant Agreement, dated December 2, 2021, between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.5 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(x)
Form of Subscription Agreement, dated as of August 17, 2021, by and between the Company and certain institutional and accredited investors party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 18, 2021).

(d)(xi)
Amended and Restated Registration Rights Agreement, dated as of August 17, 2021, among the Company, Aldel Investors LLC, FG SPAC Partners LP, ThinkEquity, a division of Fordham Financial Management, Inc., HHC, State Farm Mutual Automobile Insurance Company, Markel Corporation, and certain other parties (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 18, 2021).

(d)(xii)
Investor Rights Agreement, dated as of August 17, 2021, among Hagerty Holding Corp., State Farm Mutual Automobile Insurance Company, Markel Corporation and the Company (incorporated by reference to Exhibit 10.8 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 18, 2021).

(d)(xiii)
Tax Receivable Agreement, dated as of December 2, 2021, by and between the Company, Hagerty Holding Corp. and Markel Corporation (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(xiv)
Amendment No. 1 to Tax Receivable Agreement, dated as of June 23, 2023, by and among the Company, The Hagerty Group, LLC, Hagerty Holding Corp. and Markel Group Inc (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on June 23, 2023).

(d)(xv)
Sixth Amended and Restated Limited Liability Company Agreement of The Hagerty Group, LLC, dated December 18, 2023 (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 22, 2023).

(d)(xvi)
Sponsor Warrant Lock-Up Agreement, dated as of December 2, 2021, by and among the Company, Aldel Investors LLC and FG SPAC Partners, LP (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(xvii)
Amended and Restated Exchange Agreement, dated as of March 23, 2022, by and among the Company, The Hagerty Group, LLC, Markel Corporation, and Hagerty Holding Corp. Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.8 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xviii)
Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.9 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(xix)	Hagerty, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(xx)	Hagerty, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).
(d)(xxi)
Securities Purchase Agreement, dated as of June 23, 2023, by and among the Company, State Farm Mutual Automobile Insurance Company, Markel Group Inc., McKeel O Hagerty Revocable Trust dated September 18, 2003, and First Restated Tammy J. Hagerty Revocable Trust dated September 2, 2004 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on June 23, 2023).

(d)(xxii)
Registration Rights Agreement, dated as of June 23, 2023, by and among the Company, State Farm Mutual Automobile Insurance Company, Markel Group Inc., McKeel O Hagerty Revocable Trust dated September 18, 2003, and First Restated Tammy J. Hagerty Revocable Trust dated September 2, 2004 (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on June 23, 2023).

(d)(xxiii)
Employment Agreement, dated as of August 16, 2021, by and between The Hagerty Group, LLC and Paul E. Rehrig (incorporated by reference to Exhibit 10.12 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(xxiv)
Amendment to Employment Agreement, dated January 1, 2023, by and between the Company and Paul E. Rehrig (incorporated by reference to Exhibit 10.13 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xxv)
Employment Agreement, dated as of January 1, 2018, by and between Hagerty Holding Corp. and McKeel O Hagerty (incorporated by reference to Exhibit 10.13 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 8, 2021).

(d)(xxvi)
Amendment to Employment Agreement, dated March 10, 2023, by and between the Company and McKeel O Hagerty (incorporated by reference to Exhibit 10.15 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xxvii)
Employment Agreement, dated August 19, 2022, by and between the Company and Patrick McClymont (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 23, 2022).

(d)(xxviii)
Amendment to Employment Agreement, dated January 1, 2023, by and between the Company and Patrick McClymont (incorporated by reference to Exhibit 10.17 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xxix)
Employment Agreement, dated December 1, 2021, by and between the Company and Kenneth Ahn (incorporated by reference to Exhibit 10.18 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xxx)
Amended and Restated Employment Agreement, dated January 1, 2023, by and between the Company and Kenneth Ahn (incorporated by reference to Exhibit 10.19 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 14, 2023).

(d)(xxxi)
Executive Retention, Transition and Release Agreement, dated July 31, 2023, by and between The Hagerty Group, LLC and Barbara Matthews (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on August 2, 2023).

(d)(xxxii)
Employment Agreement, dated August 1, 2023, by and between the Company and Diana Chafey (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q (File No. 001-40244), filed with the SEC on November 8, 2023).

(d)(xxxiii)
Sixth Amendment to Amended and Restated Credit Agreement, dated as of January 31, 2023, among The Hagerty Group LLC, and JPMorgan Chase Bank, N.A., as Administrative Agent to the Lenders (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-40244), filed with the SEC on May 9, 2023).

(d)(xxxiv)
Seventh Amendment to Amended and Restated Credit Agreement, dated as of April 7, 2023, among The Hagerty Group LLC, and JPMorgan Chase Bank, N.A., as Administrative Agent to the Lenders (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q (File No. 001-40244), filed with the SEC on May 9, 2023).

(d)(xxxv)
Eighth Amendment to Amended and Restated Credit Agreement, dated as of June 15, 2023, among The Hagerty Group LLC, Broad Arrow Capital Europe Limited, Broad Arrow Capital UK Limited, the Lenders party hereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q (File No. 001-40244), filed with the SEC on August 8, 2023).

(d)(xxxvi)
Ninth Amendment to Amended and Restated Credit Agreement, dated as of September 19, 2023, among The Hagerty Group LLC, Broad Arrow Capital Europe Limited, Broad Arrow Capital UK Limited, the Lenders party hereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 of the Company’s Form 10-Q (File No. 001-40244), filed with the SEC on November 8, 2023).

(d)(xxxvii)
Tenth Amendment to Amended and Restated Credit Agreement, dated as of November 28, 2023, among The Hagerty Group, LLC, the Foreign Subsidiary Borrowers party hereto, the Lenders party hereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 1, 2023).

(d)(xxxviii)
Fifth Amended and Restated Master Alliance Agreement between the Company, The Hagerty Group, LLC, and Markel Corporation, dated December 18, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on December 22, 2023).

(d)(xxxix)
Form 1 of Restricted Stock Unit Agreement pursuant to the Hagerty, Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 99.3 of the Company's Form S-8 (File No. 333-263989), filed with the SEC on March 30, 2022).

(d)(xl)
Form 2 of Restricted Stock Unit Agreement pursuant to the Hagerty, Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 99.4 of the Company's Form S-8 (File No. 333-263989), filed with the SEC on March 30, 2022).

(d)(xli)
Performance Restricted Stock Unit Agreement pursuant to the Hagerty, Inc. 2021 Stock Incentive Plan (incorporated by reference to Exhibit 99.5 of the Company's Form S-8 (File No. 333-263989), filed with the SEC on March 30, 2022).

(d)(xlii)
Amended and Restated Annual Incentive Plan of The Hagerty Group, LLC., effective January 1, 2023, (incorporated by reference to Exhibit 10.33 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 12, 2024).

(d)(xliii)
Amended and Restated Deferred Incentive Awards Plan of Hagerty Insurance Agency, LLC., effective January 1, 2019 (incorporated by reference to Exhibit 10.34 of the Company’s Form 10-K (File No. 001-40244), filed with the SEC on March 12, 2024).

(d)(xliv)
Eleventh Amendment to Amended and Restated Credit Agreement, dated as of May 29, 2024, among The Hagerty Group, LLC, Wells Fargo Bank, National Association, and JPMorgan Chase Bank, N.A., as administrative agent, issuing bank and swingling lender (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on May 31, 2024).

(d)(xlv)
Employment Agreement, effective as of July 1, 2024, by and between the Company and Jeff Briglia (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-40244), filed with the SEC on May 31, 2024).

(d)(xlvi)
Tender and Support Agreement, dated June 3, 2024, by and among Hagerty, Inc. and the warrant holders party thereto (incorporated by reference to Exhibit 10.37 of the Company's Form S-4 (File No. 333-279919), filed with the SEC on June 3, 2024).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Tax Opinion of DLA Piper LLP (US) (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on June 3, 2024).
(b)Filing Fee Exhibit.
Filing Fee Table.*
*Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: July 5, 2024

HAGERTY, INC.
By:	/s/ McKeel O Hagerty
Name:	McKeel O Hagerty
Title:	Chief Executive Officer